SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---         ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes      No X
                                     ---     ---

                      Announces Second Quarter 2003 Results

                    Tele Nordeste Celular Participacoes S.A.

Contacts:

         Tele Nordeste Celular Participacoes S.A.

Walmir Urbano Kesseli
Fabiola Almeida
55.81.3216.2813
fabiola.almeida@timnordeste.com.br
Leonardo Wanderley
55.81.3216.2594
leonardo.wanderley@timnordeste.com.br

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                  ANNOUNCES ITS RESULTS FOR SECOND QUARTER 2003

Recife, Brazil (July 22, 2003) Tele Nordeste Celular Participacoes S.A. (NYSE:
TND, BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the TIM brand name, today announced its results for the second quarter of 2003.

Highlights

o 2 million active lines in June 2003, consolidating our absolute market leadership.

o During the second quarter of 2003, 22% of the net additions were in the postpaid segment, as a result of our focus on growing with profitability.

o Consolidated net revenue from operations reached R$249.6 million in the second quarter of 2003, representing growth of 14.2% year-over-year;

o Consolidated net income of R$30.4 million for the second quarter 2003, representing 28.3% growth year-over-year.

Operating Highlights
--------------------

In terms of the number of network accesses, the Company estimates that its market share at the end of the second quarter of 2003 was 58.4%, while the penetration rate in the region, at the end of June, was estimated at 12.4%, compared to the penetration rate in Brazil of approximately 22.0% (37.4 million lines).

Commercial activities during the second quarter of 2003 resulted in consolidated gross additions of 151,534 customers, of which 47,068, or 31.1% were post-paid. Consolidated net additions during the second quarter of 2003 totaled 52,331 customers, of which 11,736 or 22.4% were postpaid.

As of June 30, 2003, Tele Nordeste Celular operating companies as a whole had 2,029,530 customers, consolidating our absolute market leadership, of which 700,546 (34.5%) were post-paid clients and 1,328,984 (65.5%) represented prepaid customers.

During the second quarter of 2003, bad debt was 3.9% of gross operating revenues, compared to the 3.7% reported in the first quarter of 2003, and the 3.5% registered in the second quarter of 2002. Accumulated bad debt reached 3.8%, in line with 2002.

Financial Highlights
--------------------

Consolidated net revenue from operations for the second quarter of 2003 reached R$249.6 million, compared to the R$234.5 registered in the first quarter 2003, and the R$218.5 million reported during the second quarter of 2002. For the year, consolidated net revenue reached R$484.1 million compared to the R$432.7 million registered in 2002.

This 6.4% increase quarter-over-quarter was mainly due to the increase in the sale of handsets and accessories. When compared to the second quarter 2002, net revenue from operations increased 14.2% as a result of the increase of the customer base, which increased usage charges (income and outgoing traffic) and revenues from the sale of handsets and accessories.

ARPU
----

The blended average revenue per user (ARPU), net of taxes, for the second quarter of 2003, totaled R$37.19 per month, compared to the R$36.95 per month registered in the previous quarter, and the R$38.37 per month recorded for the second quarter of 2002. Accumulated ARPU, net of taxes, reached R$37.07 per month, compared to R$38.93 per month in 2002.

Evolution of Net Operating Revenues (R$ millions)
-------------------------------------------------


                               [GRAPHIC OMITTED]

Selected Financial Data (in thousands of Reais)
-----------------------------------------------

                                             2nd Qtr/03   1st Qtr/03    2nd Qtr/02    Accum/03        Accum/02
Services Gross Operating Revenue             285,281      283,738       266,998       569,019         534,051
Handset Sales Gross Operating Revenue        40,972       24,089        16,381        65,061          25,801
- Taxes                                      (76,672)     (73,310)      (64,910)      (149,982)       (127,110)
Net Revenues                                 249,581      234,517       218,469       484,098         432,742
- Cost of Service                            (98,466)     (88,942)      (77,576)      (187,409)       (162,352)
- Cost of Cellular Handsets Sold             (31,400)     (19,321)      (12,353)      (50,721)        (18,320)
Gross Profit                                 119,715      126,254       128,540       245,968         252,070


             [1st Half 03 Gross Operational Revenues Breakdown (%)]

                                [GRAPHIC OMITTED]


             [1st Half 02 Gross Operational Revenues Breakdown (%)]

                                [GRAPHIC OMITTED]




Consolidated gross profit for the second quarter of 2003 was R$119.7 million, representing a 5.2% decrease quarter-over-quarter, mainly due to an increase in circuit leasing and related expenses and network maintenance. Compared with the second quarter of 2002, this represents a decrease of 6.9% also due to the increase of circuit leasing and interconnection expenses. For the year, gross profit reached R$246.0 million compared to the R$252.1 million reported in 2002.


                        [Gross Profit (in R$ millions)]

                                [GRAPHIC OMITTED]




Selected Financial Data (in thousands of Reais)
-----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                           2nd Qtr/03      1st Qtr/03      2nd Qtr/02      Accum/03       Accum/02
-----------------------------------------------------------------------------------------------------------------------
                                                         (Reclassified)                 (Reclassified)
 -----------------------------------------------------------------------------------------------------------------------
 Operating Expenses
 -----------------------------------------------------------------------------------------------------------------------
    - Selling                           (54.938)          (50.726)       (43.321)        (105.664)      (87.193)
 -----------------------------------------------------------------------------------------------------------------------
    - General and administrative        (23.645)          (20.645)       (23.298)        (44.290)       (48.450)
 -----------------------------------------------------------------------------------------------------------------------
    - Other operating expenses, net     (1.582)           (6.398)        (7.670)         (7.979)        (18.186)
 -----------------------------------------------------------------------------------------------------------------------
 Subtotal                               (80.165)          (77.769)       (74.289)        (157.933)      (153.829)
 -----------------------------------------------------------------------------------------------------------------------
    - Net financial expenses (income)   12.940            9.897          (7.663)         22.837         (9.333)
 -----------------------------------------------------------------------------------------------------------------------
 Total                                  (67.225)          (67.872)       (81.952)        (135.096)      (163.162)
 -----------------------------------------------------------------------------------------------------------------------

Consolidated net operating expenses were R$67.2 million, which represented a decreased of 1% compared to the previous quarter due to higher financial revenues and the decrease of the other operating expenses which was partially offset by the increase of the selling and general and administrative expenses. In relation to the second quarter of 2002, consolidated net operating expenses, decreased by 18% which was also due to the above-mentioned factors. Accumulated consolidated net operational expenses reached R$135.1 million, compared to the R$163.2 million reported in 2002.

Consolidated bad debt expense during the second quarter of 2003 was R$12.5 million, or 3.8% of gross revenues for the quarter. This represents an increase of 9.6% (R$11.4 million to R$12.5 million) compared to the first quarter 2003 and an increase of 25% compared to the second quarter of 2002. For the year, bad debt expenses reached R$23.9 million compared to the R$21.2 million registered in 2002.

                    [Net Operating Expenses (in millions R$)]

                                [GRAPHIC OMITTED]

SAC
---

Subscriber acquisition cost ("SAC") for the second quarter of 2003 was R$97, compared to the R$100 reported during the first quarter of 2003, and the R$110 registered during the second quarter of 2002. Accumulated SAC was R$100 in 2003, compared to the R$109 reported in the same period of 2002.


                                   [SAC - R$]

                                [GRAPHIC OMITTED]




For the second quarter of 2003, Tele Nordeste Celular reported consolidated EBITDA and EBIT of R$92.8 million and R$40.3 million, respectively, representing an EBITDA margin of 37.2% and an EBIT margin of 16.1% over consolidated net operating revenues, compared with an EBITDA of R$101.6 million and EBIT of R$49.5 million and an EBITDA margin of 43.3% and EBIT margin of 21.1% over consolidated net operating revenues for the first quarter of 2003. For the second quarter of 2002, TND reported EBITDA of R$106.7 million and EBIT of R$55.2 million, representing an EBITDA margin of 48.8% and EBIT margin of 25.3% over consolidated net operating revenues.

For the first half of 2003, the Company reported consolidated EBITDA and EBIT of R$194.4 million and R$89.8 million respectively, representing an EBITDA margin of 40.2% and an EBIT margin of 18.5% over consolidated net operating revenues compared with an EBITDA and EBIT of R$201.1 million and R$100 million respectively, representing an EBITDA margin of 46.5% and an EBIT margin of 23.1% over consolidated net operating revenues of 2002.

                            [EBITDA (in millions R$)]

                                [GRAPHIC OMITTED]



                                    [%EBITDA]

                               [GRAPHIC OMITTED]




Tele Nordeste Celular's consolidated net income for the second quarter of 2003 amounted to R$ 30.4 million compared to the R$ 33.0 million reported in the first quarter of 2003 and the R$ 23.7 million registered in the second quarter of 2002. Accumulated consolidated net income reached R$63.3 million, compared to the R$ 46.9 million reported in 2002.


                         [Net Income (in millions R$)]

                               [GRAPHIC OMITTED]


Goodwill Amortization
---------------------

On June 30, 2000, Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participacoes S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring was aimed at taking advantage of a tax benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital.

During the second quarter of 2003, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$6.3 million, generating a fiscal benefit of the same value. Accumulated consolidated amortization of the goodwill net of the reversal of the provision for the integrity of shareholders' equity reached R$12.6 million, generating a fiscal benefit of the same value.

Capitalization of Tax Benefit
-----------------------------

The shareholders at the Annual Shareholders' Meeting (AGE) held on May 15, 2003, approved the proposal presented by Management regarding a capital increase for Tele Nordeste Celular in the amount of R$25.2 million, which corresponds to the tax benefit generated in fiscal year of 2002.

Payment of Dividends and Interest on Shareholders' Equity
---------------------------------------------------------

According to the decision of the Annual Shareholders' Meeting (AGO) held on March 14, 2003, on May 13, 2003, Tele Nordeste Celular began the payment of dividends for the common and preferred shares acquired up to March 14, 2003, for the fiscal year ended December 31, 2002, as well as a portion of the dividends payable special reserve for the common and preferred shares acquired up to April 05, 2002, for the fiscal year ended December 31, 2001, as approved by the Annual Shareholders' Meeting (AGO) held on April 04, 2002.

1. Dividends for the fiscal year ended December 31, 2002 Amounts to be paid per lot of 1,000 shares.

------------------------------------------------------------------------------------------------------------
Yield                                                Restated Net Amount (In reais)
------------------------------------------------------------------------------------------------------------
                                          Immune/Exempt                              Taxed
------------------------------------------------------------------------------------------------------------
                                    Common            Preferred            Common            Preferred
------------------------------------------------------------------------------------------------------------
Dividends                          0.082969           0.082969            0.082665           0.082665
------------------------------------------------------------------------------------------------------------

2. Realization of portion of the Dividends Payable Reserves for the fiscal year ended December 31, 2001 Amounts to be paid per lot of 1,000 shares.

 ------------------------------------------------------------------------------------------------------------
 Yield                                                Restated Net Amount (In reais)
 ------------------------------------------------------------------------------------------------------------
                                           Immune/Exempt                              Taxed
 ------------------------------------------------------------------------------------------------------------
                                     Common            Preferred            Common            Preferred
 ------------------------------------------------------------------------------------------------------------
 Dividends                          0.006768           0.006768            0.006743           0.006743
 ------------------------------------------------------------------------------------------------------------

Debt Profile
------------

Consolidated debt at the end of the quarter was R$308.9 million, with R$251.1 million maturing in the short-term. Foreign currency denominated debt totaled R$97.4 million, all of which was converted into reais, in-line with the policy of the Company's controlling shareholder to minimize exposure to foreign currency risks and floating interest rates.

On June 30th 2003, the Company's consolidated net cash position was R$466.2 million.

Investments
-----------

During the second quarter of 2003, Tele Nordeste Celular and its the operating Companies invested R$15.2 million mostly geared at network optimization of the TDMA network, the start up of the GSM network and the respective information system. Accumulate capital expenditures for the year totaled R$21 million.

On June 30, 2003, the Tele Nordeste Celular and its the operating Companies had 930 radio base stations (ERBs), of which 10 were mobile, providing services to 307 municipalities which cover 74.5% of the population. In terms of network digitalization, 76.9% of voice channels were digital, with 98% of the Company's clients using digital handsets.

Human Resources
---------------

On June 30, 2003, Tele Nordeste Celular and its operating companies had 1,411 employees, including full-time and contract employees, representing a productivity of 1,438 lines per employee.

Personal Communication System (PCS)
-----------------------------------

Effective July 6, 2003, mobile users are free to select a long distance operator code. As a result, the VC1, VC2, DSL1 and DSL2 charges are no longer part of the PCS.

Although this represents a change in the way the customer makes a long distance call, the Company believes that this is a period of adaptation for the Company and the customer, which will not result in a drop of revenues because any impact will be mitigated as Tele Nordeste Celular will now also operate long distance calls using the long distance code "41" for national and international calls.

Additional Frequency Acquisition
--------------------------------

In July 2003, the Company acquired the additional band of frequency of 1.8 Ghz in order to offer the GSM technology to its clients and we manifest the intention to acquire the 900 Mhz frequency.

Attachments:

- Selected historical data
- Consolidated EBITDA calculation
- Financial statements for June 30, 2003 and 2002

This press release contains forward-looking statements. Statements that are not statements of historical fact only reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," forecasts," predicts," "plans, " "projects," and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, forecast or not by the Company. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Consolidated Historical Data
----------------------------

 -------------------------------------------------------------------------------------------------
                                                   2nd Qtr/03      1st Qtr/03     2nd Qtr/02
 -------------------------------------------------------------------------------------------------
 Clients
 -------------------------------------------------------------------------------------------------
 - Total                                            2,029,530       1,977,199      1,842,299
 -------------------------------------------------------------------------------------------------
 Net Additions                                         52,331          51,356         33,593
 -------------------------------------------------------------------------------------------------
 Market share (%)                                          58              59             64
 -------------------------------------------------------------------------------------------------
 Year-over-year subscriber growth (%)                    10.2             9.3           13.4
 -------------------------------------------------------------------------------------------------
 Estimated population of region (in millions)            27.2            27.2           29.5
 -------------------------------------------------------------------------------------------------
 Penetration rate (%)
 -------------------------------------------------------------------------------------------------
 - Tele Nordeste                                          7.2             7.1            6.6
 -------------------------------------------------------------------------------------------------
 - Total                                                 12.4            12.0           10.3
 -------------------------------------------------------------------------------------------------
 Municipalities covered                                   307             307            295
 -------------------------------------------------------------------------------------------------
 MOU total                                                105             104            108
 -------------------------------------------------------------------------------------------------
 Churn total (%)                                          5.0             3.6            6.2
 -------------------------------------------------------------------------------------------------
 Blended ARPU (R$)
 -------------------------------------------------------------------------------------------------
 - Total                                                37.19           36.95          38.37
 -------------------------------------------------------------------------------------------------
 SAC Subscriber acquisition cost (R$)                      97             100            110
 -------------------------------------------------------------------------------------------------
 Digitalization rate (%)
 -------------------------------------------------------------------------------------------------
 - Network                                                 77              77             76
 -------------------------------------------------------------------------------------------------
 - Clients                                                 98              98             96
 -------------------------------------------------------------------------------------------------
 Coverage (%)
 -------------------------------------------------------------------------------------------------
 - Population                                              75              75             75
 -------------------------------------------------------------------------------------------------
 - Geographical area                                       29              29             29
 -------------------------------------------------------------------------------------------------
 Workforce                                              1,411           1,397          1,236
 -------------------------------------------------------------------------------------------------

Consolidated EBITDA Calculation (in thousands of Reais)
-------------------------------------------------------

 ----------------------------------------------------------------------------------------
                                           2nd Qtr/03    1st Qtr/03      2nd Qtr/02
 ----------------------------------------------------------------------------------------
 Net Operational revenue                     249,581       234,517          218,469
 ----------------------------------------------------------------------------------------
 Operational income                           51,505        57,595           45,424
 ----------------------------------------------------------------------------------------
 Equity Timnet                                   984           788            1,165
 ----------------------------------------------------------------------------------------
 Employees Interest                              707         1,014              996
 ----------------------------------------------------------------------------------------
 Depreciation                                 46,214        45,855           45,167
 ----------------------------------------------------------------------------------------
 Amortization of the goodwill                  6,295         6,295            6,295
 ----------------------------------------------------------------------------------------
 Financial income                            (51,988)      (52,384)         (11,340)
 ----------------------------------------------------------------------------------------
 Financial expenses                           39,047        42.488           19,002
 ----------------------------------------------------------------------------------------

 ----------------------------------------------------------------------------------------
 EBITDA                                       92,764       101,651          106,709
 ----------------------------------------------------------------------------------------
 % EBITDA                                      37.17         43.34            48.84
 ----------------------------------------------------------------------------------------

Balance Sheets
--------------

June 30, 2003 and 2002
(In thousands of Reais)

 --------------------------------------------------------------------------------------------------------------
                                                         Parent Company                  Consolidated
 --------------------------------------------------------------------------------------------------------------
                                                   06.30.2003      06.30.2002     06.30.2003     06.30.2002
 --------------------------------------------------------------------------------------------------------------
 Assets
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Current assets
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Cash equivalents                                       677           1,584         466,184        249,692
 --------------------------------------------------------------------------------------------------------------
 Trade accounts receivable                                -               -         183,612        144,070
 --------------------------------------------------------------------------------------------------------------
 Inventories                                              -              54           6,022          5,412
 --------------------------------------------------------------------------------------------------------------
 Telecommunications companies                             -               -               -              -
 --------------------------------------------------------------------------------------------------------------
 Recoverable taxes and contributions                  4,754           2,578          58,301         50,321
 --------------------------------------------------------------------------------------------------------------
 Deferred income and social contribution taxes          493             439          50,823         47,555
 --------------------------------------------------------------------------------------------------------------
 Dividends and interest on shareholders' equity           -               -               -              -
 --------------------------------------------------------------------------------------------------------------
 Other assets                                           856           1,403          25,099         15,707
 --------------------------------------------------------------------------------------------------------------
                                                      6,780           6,058         790,041        512,757
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Noncurrent Assets
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Tax incentives                                           -               -           1,891          1,891
 --------------------------------------------------------------------------------------------------------------
 Deferred income and social contribution taxes        9,147               -         111,969        129,168
 --------------------------------------------------------------------------------------------------------------
 Loan to subsidiaries                                 5,288           4,872               -              -
 --------------------------------------------------------------------------------------------------------------
 Recoverable income and social contribution taxes         -               -               -              -
 --------------------------------------------------------------------------------------------------------------
 Other assets                                            39           5,336          10,425         10,757
 --------------------------------------------------------------------------------------------------------------
                                                     14,474          10,208         124,285        141,816
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Permanent assets
 --------------------------------------------------------------------------------------------------------------
 Investments                                        791,748         672,691           8,407         11,465
 --------------------------------------------------------------------------------------------------------------
 Imobilizado                                          3,113           3,656         509,584        620,495
 --------------------------------------------------------------------------------------------------------------
 Property, plant and equipment
 --------------------------------------------------------------------------------------------------------------
                                                    794,861         676,347         517,991        631,960
 --------------------------------------------------------------------------------------------------------------
                                                    816,115         692,613       1,432,317      1,286,533
 --------------------------------------------------------------------------------------------------------------

Balance Sheets
--------------

June 30, 2003 and 2002
(In thousands of Reais)

 --------------------------------------------------------------------------------------------------------------
                                                         Parent Company                  Consolidated
 --------------------------------------------------------------------------------------------------------------
                                                   30.06.2003      30.06.2002     30.06.2003     30.06.2002
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Liabilities
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Current liabilities
 --------------------------------------------------------------------------------------------------------------
 Suppliers                                             1,424              367            57,816       44,691
 --------------------------------------------------------------------------------------------------------------
 Financing and loans                                       -                -            39,617       49,117
 --------------------------------------------------------------------------------------------------------------
 Debentures                                                -                -           211,526        8,482
 --------------------------------------------------------------------------------------------------------------
 Taxes and contributions payable                         344              440            67,505       59,789
 --------------------------------------------------------------------------------------------------------------
 Salaries and vacation pay                             3,033            2,929             6,805        7,187
 --------------------------------------------------------------------------------------------------------------
 Subsidiaries                                         28,643           17,919                 -            -
 --------------------------------------------------------------------------------------------------------------
 Telecommunications companies                              -                -                 -            -
 --------------------------------------------------------------------------------------------------------------
 Dividends and interest on shareholders' equity        5,297            1,996             9,767        5,519
 --------------------------------------------------------------------------------------------------------------
 Other liabilities                                     3,814            3,812            24,011       20,392
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
                                                      42,555           27,463           417,047      195,177
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Noncurrent liabilities
 --------------------------------------------------------------------------------------------------------------
 Financing and loans                                       -                -            57,790       82,806
 --------------------------------------------------------------------------------------------------------------
 Debentures                                                -                -                 -      200,000
 --------------------------------------------------------------------------------------------------------------
 Provision for contingencies                              89               40            15,070        6,114
 --------------------------------------------------------------------------------------------------------------
                                                          89               40            72,860      288,920
 --------------------------------------------------------------------------------------------------------------
 Minority interests                                        -                -           168,939      137,326
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
 Shareholders' equity
 --------------------------------------------------------------------------------------------------------------
 Capital                                             313,623          288,443           313,623      288,443
 --------------------------------------------------------------------------------------------------------------
 Special reserves                                    144,352          165,754           144,352      165,754
 --------------------------------------------------------------------------------------------------------------
 Profit reserves                                     122,196          118,511           122,196      118,511
 --------------------------------------------------------------------------------------------------------------
 Retained earnings                                   193,300           92,402           193,300       92,402
 --------------------------------------------------------------------------------------------------------------
                                                     773,471          665,110           773,471      665,110
 --------------------------------------------------------------------------------------------------------------

 --------------------------------------------------------------------------------------------------------------
                                                     816,115          692,613         1,432,317    1,286,533
 --------------------------------------------------------------------------------------------------------------

Statements of Income
--------------------

For the quarters ended June 30, 2003 and 2002
(In thousands of Reais)

 ---------------------------------------------------------------------------------------------------------------
                                                         Parent Company                   Consolidated
 ---------------------------------------------------------------------------------------------------------------
                                                   2nd Qtr/03       2nd Qtr/02     2nd Qtr/03     2nd Qtr/02
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Gross Revenues
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Telecommunication services and sale of goods                -                -        326,253        283,379
 ---------------------------------------------------------------------------------------------------------------
 Deductions (taxes and discounts)                            -                -        (76,672)       (64,910)
 ---------------------------------------------------------------------------------------------------------------
 Net revenue
 ---------------------------------------------------------------------------------------------------------------
 Cost of goods sold and services rendered                    -                -        249,581        218,469
 ---------------------------------------------------------------------------------------------------------------
 Gross profit                                                -                -       (129,866)       (89,928)
 ---------------------------------------------------------------------------------------------------------------
 Gross Revenues                                              -                -        119,715        128,541
 ---------------------------------------------------------------------------------------------------------------
 Operating revenues (expenses)
 ---------------------------------------------------------------------------------------------------------------
 Selling expenses                                            -                -        (54,939)       (43,321)
 ---------------------------------------------------------------------------------------------------------------
 Administrative and general expenses                    (2,243)          (2,419)       (23,646)       (23,298)
 ---------------------------------------------------------------------------------------------------------------
 Financial expenses                                     (1,645)          (1,885)       (39,047)       (19,003)
 ---------------------------------------------------------------------------------------------------------------
 Financial income                                          181              143         51,988         11,340
 ---------------------------------------------------------------------------------------------------------------
 Equity in income of subsidiaries                       32,095           25,895           (984)        (1,165)
 ---------------------------------------------------------------------------------------------------------------
 Other operating income                                    531            2,362          4,548          8,107
 ---------------------------------------------------------------------------------------------------------------
 Other operating expenses                                   99              (94)        (6,130)       (15,777)
 ---------------------------------------------------------------------------------------------------------------
 Operating income (loss)                                29,018           24,002         51,505         45,424
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Nonoperating income                                        35                -            194            153
 ---------------------------------------------------------------------------------------------------------------
 Nonoperating expenses                                      (5)          (1,488)          (126)        (1,880)
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Income before taxes, reversal of interest on
 shareholders' equity and minority interests            29,048           22,514         51,573         43,697
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Income and social contribution taxes                    1,312            1,150        (12,987)       (12,591)
 ---------------------------------------------------------------------------------------------------------------
 Reversal of interest on shareholder's equity                -                -
 ---------------------------------------------------------------------------------------------------------------
 Net income before minority interests                   30,360           23,664         38,586         31,106
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Minority interests                                          -                -         (8,226)        (7,442)
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Net Income (loss)                                      30,360           23,664         30,360         23,664
 ---------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------
 Net income (loss) per lot of thousand shares             0.08             0.07
 (R$)
 ---------------------------------------------------------------------------------------------------------------
 Number of shares at year end (thousands)          357,827,736      345,739,620
 ---------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    July 25, 2003
                                            By /s/ Walmir Urbano Kesseli
                                               ------------------------------
                                               Name:   Walmir  Urbano Kesseli
                                               Title:  Chief Financial Officer